SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                  Under the Securities and Exchange Act of 1934

                              (Amendment No. ___)*

                            CBRE Realty Finance, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    12498B307
                                    12498B109
                                    12498B208
                                 (CUSIP Number)

                                December 8, 2006

             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 11 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.12498B307, 12498B109, 12498B208                   Page 2 of 11 Pages
                                       13G
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                           Hunter Global Associates L.L.C.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               514,244
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               514,244
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               514,244
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               1.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12498B307, 12498B109, 12498B208                  Page 3 of 11 Pages
                                       13G
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                            Hunter Global Investors L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,743,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,743,200
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,743,200
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               5.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12498B307, 12498B109, 12498B208                  Page 4 of 11 Pages
                                       13G
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                    Duke Buchan III
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               1,743,200
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               1,743,200
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,743,200
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               5.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12498B307, 12498B109, 12498B208                  Page 5 of 11 Pages
                                       13G
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                    Hunter Global Investors Fund I L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               514,244
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               514,244
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               514,244
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               1.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12498B307, 12498B109, 12498B208                 Page 6 of 11 Pages
                                       13G

Item 1(a).     Name of Issuer:

               The name of the issuer is CBRE Realty Finance, Inc. (the
"Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The Issuer's principal executive offices are located at 184 Asylum Street, 37th Floor, Hartford, CT 06103.

Item 2(a).     Name of Person Filing:

               This statement is filed by:
               (i) Hunter Global Associates L.L.C., a Delaware limited liability company ("Associates") (OO) that is the general partner of Hunter Global Investors Fund I L.P. ("Fund I"), with respect to the Shares (defined in Item 2(d) below) beneficially owned by Fund I.
              (ii) Hunter Global Investors L.P., a Delaware limited partnership ("Investors") (IA) that is the investment manager of Fund I, HG Holdings Ltd., a Cayman Islands exempted company ("HG I") and HG Holdings II Ltd., a Cayman Islands exempted company ("HG II"), with respect to the Shares beneficially owned by Fund I, HG I and HG II, collectively.
             (iii) Duke Buchan III ("Mr. Buchan") (IN), who is the managing member of Associates and who controls Investors through its general partner, with respect to the Shares beneficially owned by Fund I, HG I and HG II, collectively.
              (iv) Fund I, a Delaware limited partnership (PN), with respect to the Shares beneficially owned by it.

                    The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate person.

Item 2(b).     Address of Principal Business Office or, if none, Residence

         The address of the business office of each of the Reporting Persons is 485 Madison Avenue, 22nd Floor, New York, New York 10022.

CUSIP No. 12498B307, 12498B109, 12498B208                Page 7 of 11 Pages
                                       13G
Item 2(c).     Citizenship

          Fund I and Investors are each limited partnerships organized under the laws of the State of Delaware. Associates is a limited liability company organized under the laws of the State of Delaware. Mr. Buchan is a United States citizen.

Item 2(d).        Title of Class of Securities

          common shares, par value $0.001 per share (the "Shares")

Item 2(e).     CUSIP Number

          12498B307, 12498B109, 12498B208

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,
          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of
                     the Act,
          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,
          (e)  [ ]   Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),
          (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance with
                     13d-1(b)(1)(ii)(F),
          (g)  [ ]   Parent Holding Company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G),
          (h)  [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,
          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940,
          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     The percentages used in this Item 4 are calculated based upon 30,601,142 Shares issued and outstanding as reported on Form 10-Q for the period ending September 30, 2006 filed by the Issuer with the Commission on November 9, 2006.

          A. Hunter Global Associates L.L.C., as general partner of Hunter Global Investors Fund I L.P.
               (a)  Amount beneficially owned: 514,244
               (b)  Percent of class: 1.7%

CUSIP No. 12498B307, 12498B109, 12498B208                Page 8 of 11 Pages
                                       13G

               (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 514,244
                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:
                        514,244

          B. Hunter Global Investors L.P., as investment manager of Hunter Global Investors Fund I L.P., Hunter Global Investors Offshore Fund Ltd. and Hunter Global Investors Offshore Fund II Ltd.

               (a)  Amount beneficially owned: 1,743,200
               (b)  Percent of class: 5.7%
               (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 1,743,200
                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:
                        1,743,200

          C. Duke Buchan III, as senior managing member of Hunter Global Associates L.L.C., and as the sole member of the general partner of Hunter Global Investors L.P.
               (a)  Amount beneficially owned: 1,743,200
               (b)  Percent of class: 5.7%
               (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 1,743,200
                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:
                        1,743,200

          D.   Hunter Global Investors Fund I L.P.
               (a)  Amount beneficially owned: 514,244
               (b)  Percent of class: 1.7%
               (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 514,244
                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:
                        514,244

CUSIP No. 12498B307, 12498B109, 12498B208                 Page 9 of 11 Pages
                                       13G

Item 5.     Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

               Mr. Buchan, the senior managing member of Associates and the sole member of the general partner of Investors, has the power to direct the affairs of Associates, Investors, Fund I, HG I and HG II, including decisions with respect to the disposition of proceeds from the sale of Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.

Item 8.     Identification and Classification of Members of the Group

               The identity of each member of the group is set forth above under
Item 2(a) and Item 4.

Item 9.     Notice of Dissolution of Group

               Not applicable.

CUSIP No. 12498B307, 12498B109, 12498B208                 Page 10 of 11 Pages
                                       13G
Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 26, 2007           By:  /s/ DUKE BUCHAN III
                                        ------------------------------------
                                        Duke Buchan III, individually and (a) as
                                        Senior Managing Member of Hunter Global
                                        Associates L.L.C., for itself and as the
                                        general partner of Hunter Global
                                        Investors Fund I L.P., and (b) as
                                        Managing Member of Hunter Global Capital
                                        Management L.L.C., as the general
                                        partner of Hunter Global Investors L.P.

CUSIP No. 12498B307, 12498B109, 12498B208             Page 11 of 11 Pages
                                       13G

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  January 26, 2007           By:  /s/ DUKE BUCHAN III
                                        ------------------------------------
                                        Duke Buchan III, individually and (a) as
                                        Senior Managing Member of Hunter Global
                                        Associates L.L.C., for itself and as the
                                        general partner of Hunter Global
                                        Investors Fund I L.P., and (b) as
                                        Managing Member of Hunter Global Capital
                                        Management L.L.C., as the general
                                        partner of Hunter Global Investors L.P.